SCHEDULE 14A
SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [ x ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Security Capital Group, Inc.

Name of Person(s) Filing Proxy Statement:

HERE Local 27, Parking and Service Workers Union, AFL-CIO

Payment of Filing Fee (check the appropriate box)

[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1),
or
14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.


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   First Revised     Preliminary Proxy Statement
For release to Shareholders    4/02/01

HERE Local 27, Parking and Service Workers Union
1220 13th Street, NW
Washington, D.C. 20005
Tel. (202) 661-3693
Fax: (202) 333-6049

ANNUAL MEETING OF SHAREHOLDERS
SECURITY CAPITAL GROUP, INC.  (NYSE: SCZ)
May    17    , 2001

-VOTE FOR ELIMINATING THE DUAL CLASSES OF STOCK
-VOTE FOR HAVING THE POISON PILL PUT UP FOR SHAREHOLDER VOTE
-VOTE FOR DECLASSIFYING THE BOARD OF DIRECTORS
-VOTE FOR HAVING A MAJORITY OF BOARD MEMBERS BE INDEPENDENT

To fellow Security Capital Group, Inc. shareholders:

Security Capital's stock continues to trade significantly below
its net asset value (NAV) of $25.54 per share     as of  June 30,
2000. FN1     We feel that         corporate governance reforms
           would improve shareholder value and company performance.

We intend to present the following package of corporate
governance reforms at the annual shareholder meeting/    We>
urge you to vote FOR these reforms on the enclosed proxy card.




   The participants in this solicitation are the Hotel Employees and Restaurant Employees International Union ("HEREIU")and its Local 27. HEREIU is a member of the Council of Institutional Investors and for several years has been active at other companies on corporate governance issues. Local 27 has owned 135 Class B shares in the Company for over 2 years.


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FN1:    In Supplemental Information released by Security Capital
with its announcement on September 26, 2000 of a proposed combination with SC US Realty (a transaction that was approved by both companies' shareholders on January 12 and 16, 2001), Security Capital calculated its net asset value on a pro forma basis. NAV is computed by dividing diluted shares outstanding into common shareholders' equity less assumed converted debentures.


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I. PROPOSAL CALLING FOR ELIMINATION OF DUAL CLASSES OF STOCK

Reclassifying the Company's stock to have only one class instead of two will, in our view, have a positive impact on shareholder
value for both Class A and Class B shareholders.    During the
past 52-week period, Security Capital's stock price has been trading below the Company's NAV of $25.54 per share by a range of
$3.56 to $12.04, or 13.9% to 47.14%.      We believe this
proposal may help the Company's stock price better reflect the
value of its underlying real estate asets     for the reasons
outlined below.

BETTER ALIGN THE VOTING RIGHTS OF ALL STOCKHOLDERS WITH THEIR
OWNERSHIP INTERESTS.

As of January 16, 2001, there were approximately 96.8 million Class B shares outstanding, which represents 65% of all
outstanding stock.     However, because             the Company's
Articles    provide     each Class B share         only
       .005 votes per share, Class B shareholders are only
entitled to 484,148 votes or 32% of the total votes        .  In
contrast, there are approximately 1.032 million Class A common shares outstanding Since Class A shareholders are entitled to one vote per share, or 1.032 million votes, Class A shares are
entitled to 67% of the total votes         .

We believe that adoption of this proposal     is not likely
to     to cause Class A holders to lose any value: each of these
shares would be converted to 50 shares of Class B stock. As of Feb. 19, 2001, Class A shares were trading at 50-1 to Class B shares, or $1,069 to $20.01.

   Security Capital also had 257,642 shares of Series B preferred stock outstanding held by one holder of record as of November 30, 2000. Each share is currently entitled to .0641 of a vote. Our proposal recommends reclassifying Series B preferred stock in Class B common stock according to the provisions of the Company's charter by dividing the aggregate liquidation preference of such shares by a specified conversion price that the Company may adjust from time to time.

INCREASE    STOCK     LIQUIDITY

   We believe this     proposal     is likely to
significantly increase the liquidity     for Class A holders.
Currently, approximately one-third of the Company's market capitalization is in Class A stock, but trading volume of Class A stock is very low. Because of the stock's high price (as of February 19, 2001 it was trading at $1,069 per share) there is not much of a market for the shares. Company management admitted as much in a letter to Proxy Voting Services on December 27, 2000. Vice Chairman Blankenship stated, "Class B shares are more liquid than Class A shares (over the last six months, the average daily dollar volume of class B shares has been $3,196,075
compared to $461,192 for the class A shares."    Moreover, we
believe this proposal will expand the market for all current shareholders(both Class A and B), given that some potential investors have policies against investing in dual-class stocks.

ELIMINATE THE COMPLEXITY AND CONFUSION OF HAVING TWO PUBLICLY
TRADED CLASSES OF COMMON STOCK.

Reclassification will simplify the Company's capital structure, which may provide greater flexibility and efficiency in raising capital and issuing additional stock if, when and to the extent desired by Management.

   The single class capital structure will also simplify the Company's voting procedures and decrease the administrative and other burdens on the Company resulting from its complex capital structure.



   MAY     REDUCE THE DISCOUNT OF THE COMPANY'S STOCK PRICE TO
THE VALUE OF ITS UNDERLYING ASSETS.    As already noted above,
Security Capital's stock has been trading significantly below its
pro forma NAV of $25.64 over the past 52-week period.      Only
about 10 percent of the largest 1,800 public companies have a dual class structure, according to the Investors Responsibility Research Center (IRRC) in Washington, D.C. Shares of dual class companies trade at a 5-to 10-percent discount because they don't offer the same voting privileges, according to Institutional Shareholder Services, a proxy advisory firm
based in Maryland.   FN2



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FN2:    Arkansas Democrat-Gazette, April 23, 2000.

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There is a growing trend of companies choosing to recapitalize their stock structure as they grow larger to stay in good graces with investors. According to Robert Newbury, IRRC deputy director of corporate governance, "A lot of the smaller [companies] tend to get rid of it as they get larger simply because a lot of investment groups either have policies that they don't invest in dual-class stock structures or tend to shy away from them because
of the control issue."   FN3



   Managements justify dual class structures by noting that such structures can be used to prevent a change in control. However, this Company has several other anti-takeover devices, and therefore we question whether a dual class structure is needed even if a change in control were undesirable.

   Here is the text of our proposal:

RESOLVED, that shareholders recommend the Board take all steps necessary to reclassify all issued and outstanding Class A Common
Stock into Class B Common Stock on a one-for-fifty basis,    to
reclassify Series B preferred stock into Class B Common Stock according to the provisions in the Company's charter by dividing the aggregate liquidation preference of such shares by a specified conversion price that the Company may adjust from time
to time,      and to amend the Company's Articles of
Incorporation to give all shareholders one vote per share and to eliminate the authority in the Articles of Incorporation to issue Class A Common Stock in the future.[/R]

   This proposal is non-binding (to be effectuated, the board would need to initiate amendments to the Company's Articles and obtain shareholder approval of such amendments).

We recommend a vote FOR this proposal.


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FN3:    Id.

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II. PROPOSAL TO HAVE THE "POISON PILL" PUT UP FOR A SHAREHOLDER
VOTE

On April 21, 1997, the board         instituted a Poison Pill
without shareholder approval by declaring a dividend of one preferred share purchase right for each share of common stock
outstanding.   FN4      The poison pill is triggered when one of
the following events occurs: (1) a group of affiliated or associated persons has acquired beneficial ownership of 20 % or more of the voting power of the voting equity securities of the Company, (2) a person or group of persons announce their intention to purchase 25% or more of the voting power of the Company's stock or (3) a person or group of persons has filed with federal or state regulatory authority seeking to acquire 25% or more of the voting power of the voting equity. The pill allows all shareholders other than this person or group to acquire stock from the Company at a 50% discount thereby diluting the acquirer's stake and financially burdening the Company.

Security Capital's management has stated that the "purchase rights have, and are intended to have, certain anti-takeover effects" by causing substantial dilution to a person or group that attempts to acquire Security Capital on terms not approved by its board of directors. Further, the Company admits that the purchase rights "could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of the shareholders of Security Capital and may have the effect of preserving incumbent management in office."

Company management states that these poison pill provisions are intended to force someone interested in buying more than 20% of
the stock to get permission from the Board.    In our
opinion     such a plan represents Board interference in your
ability to decide when (and to whom)to sell your stock.





----------
   FN4: Nothing herein suggests the board acted unlawfully by unilaterally adopting the pill.

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   Managements justify poison pills by noting that pills can be used to confront coercive two-tier tender offers. However, the problem is that the Company's pill is not limited in its effect
to unfair or coercive offers.  Instead    , a poison pill opens
the door to Board members    possibly     using their veto power
to keep themselves(or friends in management) from losing their positions. Pill supporters counter that rejecting an offer simply to entrench oneself or one's friends would breach directors' fiduciary duties. However, we believe fear of a change in control may have an unconscious effect on how a board responds to an offer. Also, if the pill was used in breach of fiduciary duty, for shareholders to prove this in court is difficult, expensive, and time-consuming for everyone involved. We believe the temptation offered by a pill should be eliminated.

Voting in favor of shareholder resolutions to redeem or require a shareholder vote on poison pill rights plans has steadily increased from an average of less than 30% in 1987 to an average vote of 54.9% in favor in 1997, 57.4% in 1998, and 61.6% in 1999, according to the Investor Responsibility Research Center. (Vote as a percentage of shares voted for and against, abstentions excluded).

   The following is the text of our proposal:

RESOLVED, that the following section be added to the Corporation's Bylaws:

Poison Pills (Shareholder Rights Plans)

A. The Corporation shall not maintain a shareholder rights plan, rights agreement or any other form of "poison pill" making it more difficult or expensive to acquire large holdings of the Corporation's stock, unless such plan is first approved by a majority shareholder vote.

B. The Corporation shall redeem any such rights now in effect unless the plan is approved by shareholders within 90 days.

C. Notwithstanding any other bylaw, the Board may not amend the above without shareholder ratification.

D.  Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation that the Board not maintain a poison pill without shareholder approval.

While we believe (based on opinion of counsel at Davis, Cowell &
Bowe) that Maryland law permits shareholders to bind the Board on this subject by enacting a bylaw amendment, no assurances can be offered in this regard.

For more information and terms on the poison pill, see the Rights
Agreement         filed with the SEC on November 15, 1997 as
Exhibit 4.1 to Form 10-Q.

Shouldn't shareholders have the final say over whether their company has a poison pill? That is all the proposal requires.

We recommend a vote FOR this    proposal.

III. PROPOSAL CALLING FOR THE DECLASSIFICATION OF THE BOARD

Security Capital's charter divides the board of directors into three classes. Each class consists of approximately one-third of the total number of directors. Each class of directors is alternately elected each year. Directors are elected to three-year terms.

The practical effect of having a classified board is to prevent shareholders dissatisfied with management's performance from electing an entirely new board in any given year.

Staggered board elections enable existing management to become entrenched. While management may claim that such a system maintains "stability", when a company is performing poorly, shareholders may want the ability to bring in a new management team.

A number of large companies have moved away from classified boards in recent years. Time Warner put the repeal of its classified board to a shareholder vote in 1997. The resolution passed with 80.9 percent of the vote. Other companies that have moved away from classified boards include Ameritech, Westinghouse, Lockheed-Martin, Campbell Soups, Atlantic Richfield, Pacific Enterprises and the Travelers Group.

According to the IRRC, "shareholder support for proposals to repeal classified boards rose to a record level in 1997,
averaging 43.8 percent of the votes cast...."     While a
classified board might give management an additional tool to defend against hostile bids and proxy fights, many shareholders do not believe management should be provided this tool.

Twelve shareholder resolutions to repeal classified boards won majority votes in 1997. In 1998, Walt Disney Company agreed to change the by-laws after the resolution passed with 65% of the vote. At Fleming and Eastman Kodak more than 70% of shareholders voted to declassify the board. In 1999, shareholders voted to declassify boards with a majority at Condant, Cooper Tire & Rubber, Kaufman & Broad, Oregon Steel and Tenneco.

The Company's board of directors should be accountable to
shareholders.  A classified board is not as accountable to
shareholders as a board standing for reelection each year.    The
text of our proposal is as follows:

RESOLVED, That the shareholders hereby recommend the Board take all steps necessary to declassify the Board. The shareholders recommend that all directors shall be elected annually to one-year terms.



   This proposal is non-binding (to be effectuated, the board would need to initiate amendments to the Company's Articles and obtain shareholder approval of such amendments).

We recommend a vote FOR this proposal.

IV.   PROPOSAL TO HAVE A MAJORITY OF THE BOARD BE COMPRISED OF
INDEPENDENT DIRECTORS

We propose that Security Capital Group stockholders amend the Company's bylaws to require the nominating committee put forward such candidates in the future so that a majority of the board will be comprised of independent directors.

At least six of the eleven directors are either officers of the Company, ex-officers, or officers of other companies doing
business with Security Capital affiliates. We believe    none of
these six fall with     common definitions of what constitutes
an independent director    , including the  IRRC's definition
(see below)    .  These directors include:  Mr. Sanders, Mr.
Kelley, Mr. Blankenship, Mr. Buerger, Mr. Hunt,        , and Mr.
Freidheim. Following are descriptions of the relationships the directors have with the Company:

    William D. Sanders:  Founder CEO and Chairman of Security
    Capital Group.

    John T. Kelley III:    Founding officer of Security Capital
    affiliate ProLogis, Director of Security Capital affiliates
    Regency Realty and Archstone Communities Trust.

    C. Ronald Blankenship:   Vice Chairman and Chief Operating
    Officer of Security Capital. Mr. Blankenship has a $925,000 full recourse secured note outstanding with Security Capital that accrues 6% interest annually.

    Herman Buerger:   Executive Vice President of Commerzbank AG
    of New York. Commerzbank has provided the Company with an unsecured line of credit ($400 million).

    Ray L. Hunt:   CEO of Hunt Oil Company. Hunt Oil owns an
    interest in warehouse and distribution operations owned by Security Capital affiliate ProLogis.

    H. Laurance Fuller:   Co-Chairman of BP Amoco p.l.c.
    Mr. Fuller may have three unsecured full recourse notes outstanding with Security Capital that total $500,750.34. The
    notes were due January 4, 2001.    Mr. Fuller is a director
    of Chase Manhattan which led a syndicate that provided Security Capital a $700 million credit facility in 1998.

    Cyrus F. Freidheim, Jr.:   Vice Chairman of Booz, Allen &
    Hamilton. Security Capital affiliate CarrAmerica developed and owns Booz, Allen & Hamilton's new headquarters. CarrAmerica now operates the entire campus headquarters located in McLean, Virginia. Mr. Friedheim may have three unsecured full recourse notes outstanding with Security Capital that total $500,750.34. The notes were due January 4, 2001.

    Peter S. Willmott:   President and CEO of Willmott Services
    Inc.

    John P. Frazee, Jr.:   President and CEO of Paging Network,
    Inc. Director of Security Capital affiliate Homestead Village
    (prior to going private) and Dean Foods.

    Samuel W. Bodman:   President and CEO of Cabot Corporation.

    Janet McDonald Hill:   Vice President of Alexander &
    Associates, Inc, a corporate consulting firm in Washington, D.C. Director of Dean Foods.

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By comparison, the Boards of 88% of S&P 500 companies have a majority of independent directors, according to the 1999 Board
Practices study by the impartial IRRC. IRRC also
reported that more than two-thirds of S&P 500 directors are
independent.   FN5

Security Capital's 2000 Proxy Statement did not disclose business relationships between the Company's affiliates and two of the
directors'    companies    .        We found the information
about Hunt Oil's relationship with Company affiliate ProLogis in a footnote within a registration form filed with the U.S. Securities and Exchange Commission (SEC) in 1997 (source
Security Capital Group, Inc. Form S-11/A filed July 25, 1997).
   We discovered on our the relationships with the company
connected to Mr. Freidheim.        That     information was not
included in any of Security Capital's filings with the SEC, including the "Certain Relationships and Transactions" section of the Company's 2000 Proxy
Statement.   FN6

Voting in favor of this proposal will not interfere with the board election in 2001, but is designed to ensure that most
future candidates are independent.    The following is the text
of our proposal:

RESOLVED, That the shareholders hereby amend the bylaws to add the following to "Section 12: Nominations and Stockholder Business" : "A majority of the candidates nominated by the Board's nominating committee shall be independent directors. "Independent" is defined as having no material
relationship with Security Capital Group and its officers other than being a stockholder and/or director. Nothing herein shall be construed as prohibiting the election of candidates nominated in 2001 prior to adoption of this provision. This provision of the bylaws may not be amended by the Board without prior shareholder approval."

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FN5:    The IRRC considered an affiliated or non-independent
director a director who is linked to the company through certain relationships, and whose views may be affected because of such links. The IRRC defines an independent director as someone who is NOT a former or current employee; a service provider,supplier, or customer (or employee or director thereof); a recipient of charitable funds; or a family member of a director or executive.

   FN6: We do not have sufficient information to assess whether the lack of disclosure was unlawful.

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BE IT FURTHER RESOLVED, that if for any reason the law prohibits the Company's shareholders from imposing such a bylaw amendment, this proposal shall be construed as a recommendation to the Board
that it adopt    a     policy of    nominating     independent
directors    for     a majority of board    positions    .

   While we believe (based on opinion of counsel at Davis, Cowell
& Bowe)that Maryland law permits shareholders to bind the Board on this subject by enacting a bylaw amendment, no assurances can be offered in this regard.

We recommend a vote FOR this proposal.

V. VOTING PROCEDURES

PLEASE USE THE ENCLOSED PROXY CARD: it allows us to present your voting instructions at the shareholders meeting. Management will also send you a proxy card later which may not include our proposals: if it does not contain them, returning such card may allow management to vote against them.

A proxy vote may be revoked any time prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person.

We intend to solicit at least a majority of the voting power of
the outstanding stock. The record date     for eligibility to
vote is March 28, 2001    .  We seek no discretionary voting
authority for the meeting. We believe the board election and these proposals are the only matters which will come up for a vote at this meeting. The Company's bylaws require any shareholder wishing to bring matters before the meeting to have given notice between 60 and 90 days before the meeting. If the Company's upcoming proxy statement any other matter to be put up for a shareholder vote, we will re-solicit your instructions on how to vote on such matter. If you do not provide us instructions, we will not vote your stock on such matter. If you sign and date the enclosed card but do not instruct us how to
vote, your stock will be voted FOR    our     proposals    and
not voted in the directors election    .

Passage of the proposals requires the affirmative vote of a
majority of    votes cast     at the meeting.         We
incorporate by reference the further information on the Company's voting procedures contained in the Company's 2000 proxy statement at pages 1-2.

VI. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The participants in this solicitation are         Local 27
        and the Hotel Employees and Restaurant Employees
International Union, AFL-CIO (HEREIU). HEREIU is a member of the Council of Institutional Investors, a coalition of public, corporate, and union retirement funds representing over $1 trillion in assets. HEREIU is also active in corporate governance and shareholder advocacy efforts.

Local 27 has owned 135 shares of Company Class B common stock for approximately two years. Local 27 is organizing approximately 300 employees of the Company's affiliate, InterPark. Some of our members have advised us that they also own Company stock: the amounts have not been reported to us. Local 27's business address is above. Proxies will be solicited by staff and members of Local 27 and HEREIU and its locals, for which they will not receive additional compensation. Local 27 expects to spend $5000 on the solicitation, for which reimbursement will not be sought from shareholders. Local 27 will provide banks, brokers and other nominees with additional copies of this statement and expenses in order to have proxy materials forwarded to beneficial owners.


VII. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF
MANAGEMENT AND 5% OWNERS/   ELECTION OF DIRECTORS

We incorporate by reference the information in these subjects
in     management's proxy statements    for 2000 and 2001.


VIII. SHAREHOLDER PROPOSALS FOR 2002 ANNUAL MEETING

Shareholders have certain rights under SEC Rule 14a-8 to have proposals included in the Company's proxy statement. The deadline for shareholders to submit proposals for inclusion
in the Company's proxy statement    in 2002 is     in December,
2001. The exact date    is     in management's    2001     proxy
statement.

PLEASE RETURN THE ENCLOSED PROXY CARD TODAY.

For more information, contact our research analyst Nick Weiner at
(202) 661-3693.

-VOTE FOR ELIMINATING THE DUAL CLASSES OF STOCK
-VOTE FOR HAVING THE POISON PILL PUT UP FOR SHAREHOLDER VOTE
-VOTE FOR DECLASSIFYING THE BOARD OF DIRECTORS
-VOTE FOR HAVING A MAJORITY OF BOARD MEMBERS  BE INDEPENDENT

PROXY CARD solicited by HERE Local 27 for Annual Shareholders
Meeting of Security Capital Group, Inc., May 17, 2001

The undersigned hereby designates Nick Weiner and Ann Swinburn, with full power of substitution, as the proxy of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Security Capital Group annual shareholders meeting for 2001. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

A.  PROPOSALS

1. ELIMINATING DUAL CLASSES OF STOCK

FOR THIS PROPOSAL: [ ]

AGAINST: [ ]

ABSTAIN: [ ]


2. HAVE THE POISON PILL PUT UP FOR A SHAREHOLDER VOTE

FOR THIS PROPOSAL: [ ]

AGAINST: [ ]

ABSTAIN: [ ]

3. BOARD DECLASSIFICATION

FOR THIS PROPOSAL: [ ]

AGAINST: [ ]

ABSTAIN: [ ]

4. BOARD INDEPENDENCE

FOR THIS PROPOSAL: [ ]

AGAINST: [ ]

ABSTAIN: [ ]

WE RECOMMEND A VOTE FOR THESE PROPOSALS

B.  DIRECTORS ELECTION:

MANAGEMENT NOMINEES ARE:    C.F. Freidheim, Jr.; H.L. Fuller;
R.L. Hunt

[   ]   FOR ALL EXCEPT:       _________________________
                                                 (write in)

[    ]  AGAINST

[   ]  ABSTAIN


Dated: ________

SIGNATURE:_______________________________________

PRINT SHAREHOLDER NAME:____________________________________

Optional information to help us keep you informed:

# SHARES _______ Telephone ___________ Fax_________________

E-mail address: _________________________________________

Mail to us in the enclosed envelope or fax to (202) 333-6049.